HINDALCO
ADITYA BIRLA GROUP

82-3428

RECEIVED
2005 NOV 21 P 12:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

AM:PVK:893:2605

Date:- 12th November, 2005

The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
MUMBAI 400 001
(Stock Code –500440).
FAX NO. 22723353/22722037/22722041

SUPPL

Kind Attn: Mr. Sanjay Golecha, Dy. Gen. Manager.

Dear Sir,

Sub:- **Fixation of price of the Equity Shares issued under the Rights issue.**

Please refer to our Letter dated 10th November, 2005.

In this connection, please note that the Committee of Directors of the Company in their Meeting held on Saturday, the 12th November, 2005 have decided to issue the Right Equity Shares at **Rs. 96/-** per Share i.e. face value of **Re. 1/-** per Share and a premium of **Rs. 95/-** per Share.

This is for your kind information.

05012723

Thanking you,

Yours faithfully,
For HINDALCO INDUSTRIES LTD

ANIL MALIK
Company Secretary

cc.to:-The Secretary
National Stock Exchange of India Ltd.,
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East), MUMBAI – 400 051
Tel. No. 6598100/6598235/36
Fax No. 6598237/38

NOV 23

cc.to : Mr. Bonnie A. Schuman
The Corporation Trust Company
818 West Seventh Street – Team 2
Los Angeles, CA 90017
U.S.A.
Fax No. 001 213 614 7903
Tel. No. 001 213 243 9265

cc.to : Mr. Daniel Schammo
Banque Internationale A Luxembourg
Societe Anonyme
69, Route of Esch
L-2953 LUXEMBOURG
Fax No. 00 352 4590 2010
TEL No. 00 352 4590-1

cc.to **Securities and Exchange Commission**
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

cc.to:-The Secretary
National Securities Depository Ltd.,
Trade World, 4th Floor,
Kamala Mills Compound
Senapati Bapat Marg, Lower Parel,
MUMBAI - 400 013.
Fax No. 4972993

cc.to:-The Secretary
Central Depository Services (India) Limited
Phiroze Jeejeebhoy Towers, 28th Floor,
Dalal Street, **MUMBAI – 400 001.**
Fax No.2723199